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                              February 27, 2024

       Klaus Paulini, PhD
       President and Chief Executive Officer
       Aeterna Zentaris Inc.
       315 Sigma Drive
       Summerville, SC 29486

                                                        Re: Aeterna Zentaris
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 15,
2024
                                                            File No. 333-277115

       Dear Klaus Paulini:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1, filed February 15, 2024

       Information Concerning Ceapro
       Executive Compensation Statement, page 113

   1. Please revise your registration statement to include executive compensation disclosure for the fiscal year ended
December 31, 2023. In addition to the updated disclosures for
                                                        Ceapro, Inc., your
registration statement should also include updated executive compensation disclosure
for the Company. Refer to Part I, Item 4.a of Form F-1 and Part
                                                        I, Item 6.B of Form
20-F.
       Documents Incorporated by Reference, page 159

   2. It appears that you are not eligible to incorporate by reference into your Form F-1, given that you have not filed
your annual report for your most recently completed fiscal year.
                                                        Please revise your
registration statement to provide all disclosure required by Form F-1.
                                                        Refer to General
Instruction VI.C to Form F-1.
 Klaus Paulini, PhD
Aeterna Zentaris Inc.
February 27, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Chris Edwards at 202-551-6761
with any questions.



                                                           Sincerely,
FirstName LastNameKlaus Paulini, PhD
                                                           Division of
Corporation Finance
Comapany NameAeterna Zentaris Inc.
                                                           Office of Life
Sciences
February 27, 2024 Page 2
cc:       Scott Saks, Esq.
FirstName LastName